CONESTOGA CAPITAL ADVISORS, LLC

259 N. Radnor-Chester Road

Radnor Court, Suite 120

Radnor, Pennsylvania 19087

March 27, 2012

To:     The Conestoga Funds

       259 N. Radnor-Chester Road

       Radnor Court, Suite 120

       Radnor, Pennsylvania 19087

Effective as of March 27, 2012, we hereby undertake to maintain the expense ratio of the Institutional Class of the Conestoga Mid Cap Fund  (the “Fund”) to 1.10% of the Fund’s average daily net assets and the expense ratio of the Investors Class of  the Fund to 1.35% of the Fund’s average daily net assets (the “Operating Expense Limits”).

We acknowledge and affirm that, to the extent that the aggregate expenses incurred by any share class of  the Fund in any fiscal year, including but not limited to investment advisory fees payable to us (but excluding taxes, extraordinary expenses, reorganization expenses, brokerage commissions and interest), exceed the  respective Operating Expense Limit, such excess amount shall be our liability.

This letter will remain in effect until March  30, 2013. This letter supersedes any other agreement or understanding among the parties concerning the Fund’s fees during the time period that the letter is effective.

 Sincerely,

CONESTOGA CAPITAL ADVISORS, LLC

         By:  /s/ William C. Martindale, Jr.

                           William C. Martindale, Jr.

                                   Managing Partner